U.S. Securities and Exchange Commission
November 18, 2020

November 18, 2020

VIA EDGAR

Sonny Oh, Esq.
Division of Investment Management, Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: FORUM FUNDS II
ABR 50/50 Volatility Fund (formerly, the ABR Dynamic Short Volatility Fund) (the “Fund”)
(File Nos. 811-22842 and 333-188521)

Dear Mr. Oh:

On September 28, 2020, Forum Funds II (“Registrant”) filed Post-Effective Amendment No. 143 (“PEA 143”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect the revised principal investment strategies of the Fund, which is a series of the Registrant (accession number 0001398344-20-019195) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Thursday, November 12, 2020 regarding PEA 143 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below are expected to be incorporated in a post-effective amendment, which is expected to be filed shortly after this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”).

PROSPECTUS

Comment 1: Update the EDGAR series identifier with the correct fund name.

Response: Registrant will update the EDGAR series identifier with the Fund’s new name.

Comment 2: Update the Table of Contents to include a section for financial highlights.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 3: Confirm that the Fund will include a separate line item for acquired fund fees and expenses (“AFFE”) in the Annual Fund Operating Expenses table to the extent that the Fund incurs AFFE in excess of 0.01%.

Response: Registrant confirms that it will include a separate line item in the Annual Fund Operating Expenses table for AFFE to the extent that the Fund’s AFFE is 0.01% or greater.

Comment 4: Confirm that the Fund will include dividend and interest expenses associated with short sale transactions in the Annual Fund Operating Expenses table, as applicable.

Response: Registrant confirms that it will include dividend and interest expenses associated with short sale transactions in the Annual Fund Operating Expenses table, once applicable.

Comment 5: Supplementally inform the Staff why the Board of Trustees of the Registrant (“Board”) believes that the changes to the Fund are consistent with its fiduciary duties and in the best interests of the Fund’s shareholders. In responding to this comment: (a) explain in detail what information the Board considered in arriving at its decision; (b) explain in detail why the Board concluded that its approach was better for shareholders than alternatives (e.g., creating a new series); (c) support the Board’s deliberations with data, e.g., any cost savings data associated with the method of implementing the proposed changes as compared to alternative methods.

Response: At the September 10, 2020 meeting of the Board (“September meeting”), the Adviser recommend changes to the Fund’s name and principal investment strategies (the “Proposal”). The Adviser provided the Board with a memorandum detailing the Proposal (“Adviser Memorandum”) and, during the September meeting, the Adviser presented the Proposal to the Board and responded to questions from the Board, including from the trustees who are not “interested persons” of the Registrant (“Independent Trustees”), as that term is defined in the Investment Company Act of 1940, as amended.  After review and discussion, the Board unanimously approved the Proposal.

In making its approval at the September meeting, the Board considered a variety of factors, including those set forth in the Adviser Memorandum, which described, among other things: (i) the specific changes proposed; (ii) the rationale underlying the Proposal; (iii) anticipated turnover; and (iv) the anticipated costs to be incurred by the Fund and the Adviser in connection with implementing the Proposal.

The Board considered that, in general, the Proposal was intended to permit the Fund to continue to retain significant exposure to short volatility and many of the performance characteristics of the Fund’s current investment strategy while decreasing the risk profile of the Fund.  In that regard, the Board observed that the changes to the Fund comprised a modification to the Fund’s existing investment strategy. The Board further considered that the Adviser had recommended that the Board approve the Proposal as being in the best interests of the Fund and its existing shareholders.

The Board considered the Proposal in the context of the Adviser’s goal of mitigating the risks associated with the Fund’s short volatility exposure and lowering the risk profile of the Fund, as further discussed below in the response to comment 6. In that regard, the Board acknowledged the Adviser’s belief that long volatility exposure functions in a way that is intended to be complimentary to short volatility exposure and that the principal means of effectively dampening the current risks associated with the Fund’s short volatility exposure is through potential long volatility exposure.

In addition, the Board considered the Adviser’s experience managing investment products similar to the Fund and observed that the proposed investment strategy for the Fund would operate in a manner that is similar to that of another registered investment company managed by the Adviser and the Board’s oversight of that fund.

The Board further considered the Adviser’s communications with Fund shareholders. The Board considered the steps that the Adviser intended to take in order to provide Fund shareholders with advance notice of the proposed changes before such changes would take effect, and the ability for Fund shareholders to redeem their investment in the Fund at any time prior to the proposed changes taking effect.

The Board considered that the Adviser was not proposing any changes to the fees or expenses of the Fund and that the costs of implementing the changes to the Fund’s strategy would be borne by the Adviser, except for the costs associated with transitioning the portfolio, which were expected to be immaterial to the Fund due to the general similarity of the portfolios before and after the proposed changes and the liquidity of the relevant portfolio instruments. In that regard, the Board noted that the changes could be implemented at little to no cost to the Fund’s shareholders.  In making its determination, the Board considered that the Proposal was intended to benefit the Fund and its existing shareholders.

In approving the Proposal, the Board, including the Independent Trustees, gave attention to all of the information that was furnished, and each Trustee placed varying degrees of importance on the various pieces of information that were provided to them.  The Independent Trustees were also advised by independent legal counsel.

The Board believes that it has acted with due care in making its determinations and that approval of the Proposal was in the best interests of Fund shareholders.

Comment 6: Supplementally explain why the Fund’s investment adviser (“Adviser”) believes the changes are consistent with its fiduciary duty to the Fund.

Response: The Adviser refers the Staff to the response to comment 5, above, with respect to the Adviser’s recommendation that the Board approve the Proposal. The Adviser believes that the changes to the Fund are consistent with the Adviser’s fiduciary duty to the Fund and its shareholders.

In particular, the Adviser is mindful that any fund that provides only short volatility exposure has no inherent limit on the amount it can lose while following its stated investment policies. In that regard, the changes proposed by the Adviser for the Fund are intended to reduce the swings and potential large losses of the short volatility strategy, while maintaining primary exposure to the risks and rewards of short volatility exposure over time.

To that end, the Adviser believes that the proposed changes have two intended effects: first, the Fund’s continued exposure to the Adviser’s proprietary short volatility strategy will be scaled back (as much as 50% of its current level), thereby reducing the risk of losses from short volatility exposure to as much as half what it otherwise would have been. Second, the Fund will utilize the Adviser’s proprietary long volatility strategy to manage the newly available portion of the Fund’s portfolio, as the risks of a short volatility strategy are typically mitigated by a long volatility strategy.

The Adviser notes that the introduction of the Adviser’s proprietary long volatility strategy to the Fund is meant to function as a means of potential risk mitigation and does not create a new, volatility-neutral strategy. The risks and rewards of the Fund’s investment strategy after the changes will remain primarily the risks and rewards of the Adviser’s proprietary short volatility strategy, which is the Fund’s current investment strategy. The Adviser believes that the Fund’s modified investment strategy will retain a high correlation to the current strategy over long periods of time but with reduced swings and drawdowns, in line with the Fund’s current investment objective and the changes are made in accordance with the Adviser’s fiduciary duty to the Fund and its shareholders.

In that regard, the Adviser believes that the changes to the Fund make the Fund more appropriate for a wider group of investors and may attract additional assets over time. A larger asset base serves to reduce the Fund’s expenses, which benefits all Fund shareholders.

The Adviser notes that there are no changes to the Fund’s current fees and expenses.

Comment 7: Supplementally explain whether the Fund’s shareholders have been notified of the planned changes to the Fund.

Response: Registrant directs the Staff to the supplement dated September 18, 2020, to the Fund’s prospectus dated December 1, 2019, filed on EDGAR, SEC Accession No. 0001435109-20-000339.

Comment 8: Supplementally explain why making the proposed changes to the Fund in a post-effective amendment to the Registration Statement of an existing fund, as opposed to an amendment adding a new fund, is consistent with the text and policy of Rule 485(a) of the Securities Act. Explain further why the Registrant believes that this process does not provide an unfair competitive advantage compared to registrants who prepare amendments to add new series and are subject to additional review (i.e., 75 days versus 60 days).

Response: The Proposal involves a modification to the investment strategy of the Fund and the modification is intended to benefit the Fund and its existing shareholders by adding a risk-mitigating element designed to function in a manner that is complimentary to the Fund’s current approach and strategy and without modifying the Fund’s core focus.  The creation of a new, separate series would not benefit either the Fund or its existing shareholders.  There is no competitive advantage being sought or secured by the approach taken by the Registrant with respect to the Proposal.

Comment 9: Supplementally explain the percentage of the Fund’s current portfolio holdings that will need to be repositioned as a result of the changes to the Fund.

Response: As discussed in responses to comments 5 and 6, the addition of the Adviser’s proprietary long volatility strategy is intended to partially mitigate the risk associated with the Adviser’s proprietary short volatility strategy.  Moreover, the Adviser employs a model approach to managing the Fund’s assets, which model(s) are very dynamic in nature. Therefore, the extent of the changes to the Fund’s portfolio holdings on the date that the proposed changes become effective will depend on the degree to which the Adviser’s long volatility strategy calls for the mitigation of the risk of the Adviser’s short volatility strategy, based on market conditions.  More significant risk mitigation may potentially lead to a larger change in the portfolio holdings on the date of implementation of the change.  Similarly, less significant risk mitigation, as determined by the models on the date of the change, may lead to a lesser or less immediate change in the portfolio holdings.

Comment 10: Supplementally explain whether any shareholders have contacted the Fund or Registrant about the changes to the Fund and, if so, describe the nature of those communications, including whether anyone has expressed disagreement or dissatisfaction with the planned changes or threatened legal action.

Response: Since the proposed changes were announced, Fund shareholders and financial advisors have made inquiries to the Adviser as to the significance of the changes, however, there have not been any expressions of dissatisfaction with, or concerns over, the changes proposed to be made to the Fund, nor has there been a discernible level of redemptions by the Fund’s shareholders.

Comment 11: In the section entitled Principal Investment Strategies, explain what “normal market conditions” are.

Response: Registrant has revised the disclosure to remove reference to the term “normal market conditions,” as follows:

“The Adviser will~~, under normal market conditions,~~ typically manage the Fund’s assets so that…”

Comment 12: In the section entitled Principal Investment Strategies, in the sub-section entitled “50% Long Volatility Strategy / 50% Short Volatility Strategy Approach,” clarify in the disclosure whether the hypothetical exposure allocations described under various market conditions pertain to the Fund, as a whole, or whether those allocations relate to the assets dedicated specifically to the 50% long volatility strategy.

Response: Registrant has revised the disclosure as set forth below to clarify that the exposures are at the Fund level, and not within the 50% long volatility strategy, consistent with the Staff’s comment:

Depending on the level of volatility in the market, the Fund, through its 50/50 approach, will emphasize different portfolio constituents in differing amounts or levels.

Comment 13: In the section entitled Principal Investment Strategies, consider making sectional headings clearer. Also consider using bullets and/or percentage breakdowns to help clarify how the hypothetical portfolio allocations described under various market conditions are consistent with the 50/50 name.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 14: Supplementally disclose if the Fund will be non-diversified upon the commencement of the new investment strategy.

Response: The Fund has operated as non-diversified since its inception and, upon the commencement of the new investment strategy, the Fund intends to continue to operate as non-diversified.

Comment 15: Please ensure that the Fund’s disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller’s letter to the Investment Company Institute dated July 30, 2010 (“ICI Letter”), and the SEC’s Division of Investment Management’s Guidance Update dated July 2013 (“IM Guidance”).

Response: Registrant confirms that the Fund’s disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance

Comment 16: In the section entitled Principal Investment Risks, with regard to High Portfolio Turnover Risk, provide corresponding disclosure in the Principal Investment Strategies.

Response: Registrant respectfully declines the Staff’s comment. The section entitled “Additional Information Regarding Principal Investment Strategies” (the “Item 9 Disclosure”) already contains disclosure regarding the Fund’s high portfolio turnover. Registrant believes that such disclosure is appropriately included in the Item 9 Disclosure and may be omitted from the summary disclosure.

Comment 17: In the sections entitled Principal Investment Risks and Additional Information Regarding Principal Investment Risks, consider whether Large Capitalization Company Risk is relevant to the Fund.

Response: The current inclusion of Large Capitalization Company Risk in the sections identified by the Staff is due to the fact the Fund can and often does hold futures contracts tied to the S&P 500 Index, a large company index. The proposed changes to the Fund will not change this fact, and the Registrant believes, therefore, that the risk disclosure in question remains appropriate.

Comment 18: In the section entitled Performance Information, add disclosure explaining that the performance of the Investor Shares would have been substantially similar because both classes invest in the same portfolio of securities and returns will only differ to the extent that the expenses of the two classes are different.

Response: Registrant has revised the disclosure to include the new paragraph set forth below, consistent with the Staff’s comment:

The performance for the Fund’s Investor Shares would have been substantially similar to the performance information for the Fund’s Institutional Shares, set forth below, because both classes of shares invest in the same portfolio of securities. Returns for Investor Shares will differ only to the extent that the expenses of the two share classes are different.

Comment 19: In the section entitled Performance Information, consider shortening the paragraph describing the Fund’s prior investment strategy.

Response: Registrant respectfully declines the Staff’s comment. Registrant believes that the information included in that section is helpful to current and prospective shareholders in understanding the extent of the recent changes implemented to the Fund’s investment strategy.

Comment 20: Supplementally explain how the FTSE 3-Month U.S. T-Bill Index represents an appropriate broad-based securities market index.

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines an appropriate broad-based securities market index as one that is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”

The FTSE 3-Month U.S. T-Bill Index (previously called Citigroup 3-Month U.S. T-Bill Index) is an unmanaged index representing monthly return equivalents of yield averages of the last three-month Treasury Bill issues. As such, it is a broad-based securities market index administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter. In addition, the index is widely used.

The FTSE 3-Month U.S. T-Bill Index is believed to be an appropriate index for the Fund due to the fact that it represents what is seen in the industry as a risk-free rate of return.  The Fund seeks growth of capital without correlation to stock and bond market indices, which makes the risk-free rate of return an appropriate benchmark for the Fund’s performance. None of the changes proposed for the Fund alter that fact. It is the Registrant’s understanding, moreover, that numerous “alternative” (i.e., non-correlating) investment strategies use this or a similar risk-free return benchmark when measuring their performance.

Comment 21: Supplementally explain why the section entitled Additional Information Regarding Principal Investment Strategies no longer includes temporary defensive position language.

Response: As noted in the responses above, the Fund is adding potential long volatility exposure as a means of mitigating the risk associated with the Fund’s principal (and continued) exposure to short volatility  The Adviser’s models are dynamic, however, and call for more or less short and long volatility exposure, depending on a number of factors. To the extent that the Adviser’s models call for more long volatility or less short volatility exposure at any given time, the Fund’s assets will necessarily be more heavily invested in cash and other non-volatility assets as a result. Thus, it is not that the Fund is eliminating its ability to take temporary defensive positions so much as it is giving better recognition to the way in which the Fund’s portfolio, particularly with regard to the proposed addition of long volatility exposure, may be more defensive in nature at some times than at others.

Comment 22: In the section entitled Additional Information Regarding Principal Investment Risks, consider updating the Equity Risk to remove reference to common stocks if such investments are not applicable to the Fund.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 23: In the section entitled Additional Information Regarding Principal Investment Risks, in the Exchange-Traded Products Risk, tailor the examples of risks referenced in the disclosure to those of the Fund.

Response: Registrant has revised the disclosure as follows, consistent with the Staff’s comment:

ETFs are also subject to specific risks depending on the nature of the ETF, such as liquidity risk, and sector risk, ~~and foreign and emerging market risk,~~ as well as risks associated with fixed income securities ~~real estate investments~~ and commodities.

Comment 24: In the section entitled Portfolio Managers, consider adding dates to the biographical information provided to ensure that the disclosure covers each of the last five years.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment 25: In the Investment Policies and Risks, consider reinserting the Recent Regulatory Events disclosure.

Response: Registrant has reinserted the disclosure, consistent with the Staff’s comment.

Comment 26: In the narrative disclosure accompanying Table 7 under Appendix B states, revise the disclosure to state that such persons “…may be deemed to be a control person of the Fund” (rather than “deemed to control the Fund”).

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

PART C

Comment 27: Check exhibits to ensure hyperlinks are appropriately embedded for each. In addition, ensure that the auditor’s consent is included with the filing. Finally, on the signature page, ensure that a signature line is included for each of the Trustees, if it is not already.

Response: Registrant confirms that the disclosure is consistent with the Staff’s comment. In that regard, Registrant confirms that hyperlinks are appropriately embedded, that the auditor’s consent is to be included with the Registration Statement filing, and that the signature page is appropriate.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett
cc: Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young LLP